EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-95704, 33-79960, and 333-41639 of Lenox Group Inc. and subsidiaries on Form S-8 of our reports dated March 15, 2007, relating to the consolidated financial statements and financial statement schedule of Lenox Group Inc. and subsidiaries, (which report expressed an unqualified opinion with explanatory paragraphs relating to the Company’s ability to continue as a going concern and to the changes in its method of accounting for defined benefit pension and postretirement benefit plans and stock-based compensation in 2006), and management’s report on the effectiveness of internal control over financial reporting as of December 30, 2006, appearing in this Annual Report on Form 10-K of Lenox Group Inc. and subsidiaries for the year ended December 30, 2006.

Minneapolis, Minnesota

March 15, 2007